3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 215.981.4750

falcoj@pepperlaw.com

April 23, 2019

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	StoneCastle Financial Corp., (the “Company”) Investment Company Act File No. 811-22853 Definitive Proxy Material

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, is a definitive copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Company in connection with the Annual Meeting of Shareholders of the Company to be held on June 4, 2019. The Company anticipates that the definitive proxy materials will be sent on or about April 23, 2019 to shareholders of record on April 9, 2019.

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Respectfully,
/s/ John P. Falco

John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.

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